# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SMX (Security Matters) Public Ltd Co, CIK 0001940674
CUSIP: G8267K158
Title of class of securities: Ordinary Shares, par value $4.70250014886352 per share
Address of issuer's principal executive offices: Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Bosnia And Herzegovina (1E), 00000
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001890802

## Reporting persons
- S.H.N. Financial Investments Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Israel (L3); sole voting power 70,748; shared voting power 0; sole dispositive power 70,748; shared dispositive power 0; aggregate amount beneficially owned 70,748 (4.37% of the class)

## Item 1. Issuer
Name of issuer: SMX (Security Matters) Public Ltd Co
Address of issuer's principal executive offices: Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland

## Item 2. Person Filing
Name of person filing: S.H.N. Financial Investments Ltd.
Address of principal business office or, if none, residence:
Herzliya Hills
Arik Einstein 3, Israel, 4610301
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
70,748

This amendment refers to a Schedule 13G filed with the Securities and Exchange Commission on November 5, 2024, covering 230,859 Ordinary Shares purchased and underlying Warrants purchased on September 12, 2024. Consists of 56,140 Ordinary Shares issuable under Series A Common Warrants and 14,608 Ordinary Shares issuable under Series B Common Warrants. The percentage set forth on Row (11) of the cover page for the reporting person is based upon 1,547,703 Ordinary Shares outstanding as of February 13, 2025, based upon information provided by the Issuer.

Nir Shamir is the Chief Executive Officer of SHN. As such, SHN and Mr. Shamir may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the securities described herein. To the extent Mr. Shamir is deemed to beneficially own such securities, Mr. Shamir disclaims beneficial ownership of these securities for all other purposes.
Percent of class: 4.37
Sole power to vote or to direct the vote: 70,748
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 70,748
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- S.H.N. Financial Investments Ltd.: /s/ Nir Shamir, Nir Shamir, Chief Executive Officer (02/14/2025)